U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.                                    Name of issuer or person filing (“Filers”):  Enbridge Inc.

B.                                    This is (check one):

☒                                  An original filing for the Filer.

☐                                    An amended filing for the Filer.

C.                                    Identify the filing in conjunction with which this form is being filed:

Name of registrants:                                                                                  Enbridge Inc.

Form type:                                                                                                                                    Form CB

File number (if known):                                                                 005-53559

Filed by:                                                                                                                                                 Enbridge Inc.

Date filed (if filed concurrently, so indicate):  November 15, 2018 (filed concurrently)

D.                                    The Filer is incorporated or organized under the laws of Canada and has its principal place of business at

200, 425 — 1st Street S.W.
Calgary, Alberta T2P 3L8, Canada
1-403-231-3900

E.                                     The Filer designates and appoints

Enbridge (U.S.) Inc. (the “Agent”)

located at:

5400 Westheimer Court
Houston, Texas 77056
(713) 627-5400

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)                                 any investigation or administrative proceeding conducted by the Commission; and

(b)                                 any civil suit or action brought against the Filer or to which the Filer has been joined as defendants or respondents, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on November 15, 2018 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative process may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.                                      The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such forms and schedules relate has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name and address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.                                    The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which the Form CB relates, and the transactions in such securities.

Each Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, and Country of Canada this 15th day of November 2018.

Enbridge Inc.
Filer

By:	/s/ Maximillian G. Chan
	Name:	Maximillian G. Chan
	Title:	Vice President, Treasury

By:	/s/ Tyler W. Robinson
	Name:	Tyler W. Robinson
	Title:	Vice President & Corporate Secretary

This statement has been signed by the following persons in the capacities and on the dates indicated.

Enbridge (U.S.) Inc.
As agent for Service of Process for Enbridge Inc. in the United States

By:	/s/ Kelly L. Gray
	Name:	Kelly L. Gray
	Title:	Corporate Secretary
	Date:	November 15, 2018